UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2009
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HELICOS BIOSCIENCES CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42326R 10 9

(CUSIP Number)

Versant Venture Capital II, L.P.

Robin L. Praeger

3000 Sand Hill Road, #4-210

Menlo Park, CA  94025

650-233-7877

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SEC 1746 (3-06)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 42326R 10 9

1.	Name of Reporting Persons Versant Ventures II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,928,357 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 15,928,357 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,928,357 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by Versant Ventures II, LLC (“VVII-LLC”), Versant Venture Capital II, L.P. (“VVC-II”), Versant Side Fund II, L.P. (“VSF-II”), Versant Affiliates Fund II-A, L.P. (“VAF-IIA”), Brian G. Atwood (“Atwood”), Bradley J. Bolzon (“Bolzon”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Barbara N. Lubash (“Lubash”), Donald B. Milder (“Milder”), Rebecca B. Robertson (“Robertson”), Camille D. Samuels (“Samuels”) and Charles M. Warden (“Warden” and, with VVII-LLC, VVC-II, VSF-II, VAF-IIA, Atwood, Bolzon, Colella, Jaffe, Link, Lubash, Milder, Robertson and Samuels, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes  (i) 5,031,949 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder, subject to limitation described in footnote (3).

(3) The Reporting Persons’ ability to exercise the Warrants is limited as follows: the holders of the securities and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are prohibited from owning more than 19.9% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 23, 2008.

CUSIP No. 42326R 10 9

1.	Name of Reporting Persons Versant Venture Capital II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,498,836 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 15,498,836 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,498,836 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes 5,031,949 shares of Common Stock issuable pursuant to Warrants held by VVC-II. The Warrants are exercisable at the election of the holder, subject to limitation described in footnote (3).

(3) The Reporting Persons’ ability to exercise the Warrants is limited as follows: the holders of the securities and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Exchange Act are prohibited from owning more than 19.9% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 23, 2008.

CUSIP No. 42326R 10 9

1.	Name of Reporting Persons Versant Affiliates Fund II-A, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 292,015 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 292,015 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 292,015 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%(3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA. The Warrants are exercisable at the election of the holder, subject to limitation described in footnote (3).

(3) The Reporting Persons’ ability to exercise the Warrants is limited as follows: the holders of the securities and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Exchange Act are prohibited from owning more than 19.9% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 23, 2008.

CUSIP No. 42326R 10 9

1.	Name of Reporting Persons Versant Side Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 137,506 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 137,506 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,506 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II. The Warrants are exercisable at the election of the holder, subject to limitation described in footnote (3).

(3) The Reporting Persons’ ability to exercise the Warrants is limited as follows: the holders of the securities and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Exchange Act are prohibited from owning more than 19.9% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 23, 2008.

CUSIP No. 42326R 10 9

1.	Name of Reporting Persons Brian G. Atwood

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,111 shares of common stock

	8.	Shared Voting Power 15,928,357 shares of common stock (2)

	9.	Sole Dispositive Power 11,111 shares of common stock

	10.	Shared Dispositive Power 15,928,357 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,939,468 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 5,031,949 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder, subject to limitation described in footnote (3).

(3) The Reporting Persons’ ability to exercise the Warrants is limited as follows: the holders of the securities and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Exchange Act are prohibited from owning more than 19.9% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 23, 2008.

CUSIP No. 42326R 10 9

1.	Name of Reporting Persons Bradley J. Bolzon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,928,357 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,928,357 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,928,357 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 5,031,949 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder, subject to limitation described in footnote (3).

(3) The Reporting Persons’ ability to exercise the Warrants is limited as follows: the holders of the securities and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Exchange Act are prohibited from owning more than 19.9% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 23, 2008.

CUSIP No. 42326R 10 9

1.	Name of Reporting Persons Samuel D. Colella

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,928,357 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,928,357 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,928,357 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 5,031,949 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder, subject to limitation described in footnote (3).

(3) The Reporting Persons’ ability to exercise the Warrants is limited as follows: the holders of the securities and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Exchange Act are prohibited from owning more than 19.9% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 23, 2008.

CUSIP No. 42326R 10 9

1.	Name of Reporting Persons Ross A. Jaffe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,928,357 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,928,357 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,928,357 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 5,031,949 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder, subject to limitation described in footnote (3).

(3) The Reporting Persons’ ability to exercise the Warrants is limited as follows: the holders of the securities and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Exchange Act are prohibited from owning more than 19.9% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 23, 2008.

CUSIP No. 42326R 10 9

1.	Name of Reporting Persons William J. Link

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,928,357 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,928,357 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,928,357 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 5,031,949 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder, subject to limitation described in footnote (3).

(3) The Reporting Persons’ ability to exercise the Warrants is limited as follows: the holders of the securities and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Exchange Act are prohibited from owning more than 19.9% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 23, 2008.

CUSIP No. 42326R 10 9

1.	Name of Reporting Persons Barbara N. Lubash

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,928,357 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,928,357 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,928,357 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 5,031,949 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder, subject to limitation described in footnote (3).

(3) The Reporting Persons’ ability to exercise the Warrants is limited as follows: the holders of the securities and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Exchange Act are prohibited from owning more than 19.9% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 23, 2008.

CUSIP No. 42326R 10 9

1.	Name of Reporting Persons Donald B. Milder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,928,357 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,928,357 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,928,357 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 5,031,949 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder, subject to limitation described in footnote (3).

(3) The Reporting Persons’ ability to exercise the Warrants is limited as follows: the holders of the securities and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Exchange Act are prohibited from owning more than 19.9% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 23, 2008.

CUSIP No. 42326R 10 9

1.	Name of Reporting Persons Rebecca B. Robertson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,928,357 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,928,357 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,928,357 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 5,031,949 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder, subject to limitation described in footnote (3).

(3) The Reporting Persons’ ability to exercise the Warrants is limited as follows: the holders of the securities and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Exchange Act are prohibited from owning more than 19.9% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 23, 2008.

CUSIP No. 42326R 10 9

1.	Name of Reporting Persons Camille D. Samuels

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,928,357 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,928,357 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,928,357 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 5,031,949 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder, subject to limitation described in footnote (3).

(3) The Reporting Persons’ ability to exercise the Warrants is limited as follows: the holders of the securities and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Exchange Act are prohibited from owning more than 19.9% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 23, 2008.

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1.	Name of Reporting Persons Charles M. Warden

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,928,357 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,928,357 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,928,357 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 5,031,949 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder, subject to limitation described in footnote (3).

(3) The Reporting Persons’ ability to exercise the Warrants is limited as follows: the holders of the securities and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Exchange Act are prohibited from owning more than 19.9% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 23, 2008.

CUSIP No. 42326R 10 9

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”) of Helicos BioSciences Corporation, a corporation organized under the laws of the state of Delaware (the “Company”). The address of the principal executive offices of the Company is One Kendall Square, Building 700, Cambridge, MA 02139. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)   This Schedule 13D is being filed on behalf of Versant Ventures II, LLC (“VVII-LLC” or the “Primary Reporting Person”), Versant Venture Capital II, L.P. (“VVC-II”), Versant Side Fund II, L.P. (“VSF-II”), and Versant Affiliates Fund II-A, L.P. (“VAF-IIA” and with VVC-II and VSF-II, collectively, the “Purchasing Entities,” and with VVII-LLC, VVC-II and VSF-II, collectively, the “Entities”), and Brian G. Atwood (“Atwood”), Bradley J. Bolzon (“Bolzon”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Barbara N. Lubash (“Lubash”), Donald B. Milder (“Milder”), Rebecca B. Robertson (“Robertson”), Camille D. Samuels (“Samuels”) and Charles M. Warden (“Warden” and with Atwood, Bolzon, Colella, Jaffe, Link, Lubash, Milder, Robertson and Samuels, collectively, the “Individuals”). The Entities and the Individuals are referred to collectively as the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)   The principal business office of the Reporting Persons is Versant Ventures, 3000 Sand Hill Road, #4-210, Menlo Park, CA  94025.

(c)   The principal business of the Reporting Persons is venture capital investments. Each of the Individuals serves as a Managing director of the Entities.

(d)   During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation  with respect to such laws.

(f)   Each of the Entities is incorporated in the state of Delaware and each of the Individuals, except for Bolzon, is a citizen of the United States.  Bolzon, is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of the Company’s Common Stock in connection with a private placement by the Company (the “Offering”) which closed on December 23, 2008 (the “Issuance Date”).  In the Offering, the Company sold a total of 42,753,869 units (the “Units”), each Unit consisting of (i) one share of common stock (collectively, the “Shares”) and (ii) one warrant (collectively, the “Warrants”) to purchase 0.6 shares of common stock at an exercise price of $0.45 per share, for a purchase price of $0.435 per Unit (representing the closing bid price plus an additional amount for the warrants) (the “Offering”). Units were not issued or certificated. The Shares and Warrants were immediately separable and issued separately. The Warrants have a five year term and are immediately exercisable on the Issuance Date.

CUSIP No. 42326R 10 9

The Purchasing Funds purchased an aggregate 8,620,690 Units, consisting of 8,620,690 Shares and 5,172,415 Warrants, for an aggregate purchase price of $3,750,000.15, as follows:

Purchasing Fund	Shares	Warrants
VVC-II	8,386,581	5,031,949
VSF-II	74,955	44,973
VAF-IIA	159,154	95.493

The funds used by the Purchasing Funds to acquire the Units described herein were obtained from capital contributions by their respective partners (general and limited).

Item 4.	Purpose of Transaction
As described in Item 3, the Primary Reporting Person acquired beneficial ownership of the shares of Common Stock as part of the Offering.
Item 5.	Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of December 23, 2008:

Reporting Persons	Shares Held Directly	Warrants Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)(3)

VVII-LLC	0	0	15,928,357	0	15,928,357	0	15,928,357	19.9%

VVC-II	10,466,887	5,031,949	15,498,836	0	15,498,836	0	15,498,836	19.9%

VSF-II	92,533	44,973	137,506	0	137,506	0	137,506	0.2%

VAF-IIA	196,522	95,493	292,015	0	292,015	0	292,015	0.5%

Atwood	11,111	0	11,111	15,928,357	11,111	15,928,357	15,939,468	19.9%

Bolzon	0	0	0	15,928,357	0	15,928,357	15,928,357	19.9%

Colella	0	0	0	15,928,357	0	15,928,357	15,928,357	19.9%

Jaffe	0	0	0	15,928,357	0	15,928,357	15,928,357	19.9%

Link	0	0	0	15,928,357	0	15,928,357	15,928,357	19.9%

CUSIP No. 42326R 10 9

Reporting Persons	Shares Held Directly	Warrants Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)(3)

Lubash	0	0	0	15,928,357	0	15,928,357	15,928,357	19.9%

Milder	0	0	0	15,928,357	0	15,928,357	15,928,357	19.9%

Robertson	0	0	0	15,928,357	0	15,928,357	15,928,357	19.9%

Samuels	0	0	0	15,928,357	0	15,928,357	15,928,357	19.9%

Wilder	0	0	0	15,928,357	0	15,928,357	15,928,357	19.9%

(1)

VVII-LLC is the general partner of each of the Purchasing Entities and possesses sole voting and investment power over the shares held by the Purchasing Entities and may be deemed to have indirect beneficial ownership of the shares held by the Purchasing Entities. VVII-LLC owns no securities of the Issuer directly.

(2)

The Reporting Persons’ ability to exercise the Warrants is limited as follows: the holders of the securities and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Exchange Act are prohibited from owning more than 19.9% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 23, 2008.

(3)

The calculation of the percentages above is on the basis of 21,055,096 shares of Common Stock reported by the Company to be issued and outstanding as of November 30, 2008 plus the aggregate number of Shares issued in the Offering.

(c) Except as described in this Statement, none of the Reporting Persons has effected any transaction in the securities of the Company in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Security Purchase Agreement

As disclosed in Item 3, above, the Purchasing Funds entered into a security purchase agreement with the Company, dated December 19, 2008, pursuant to which such Reporting Persons purchased an aggregate of 8,620,690 units for an aggregate purchase price of $3,750,00.15 in the Offering.

Warrant Agreement

In connection with the purchase of the Units, each Purchasing Fund received a Warrant to purchase 0.6 shares of the Company’s common stock for each Unit purchased.

Under NASDAQ Marketplace Rule 4350(i)(1)(B), stockholder approval is required for issuances of securities that will result in a change of control of the issuer.  In order to comply with Rule 4350(i)(1)(B), until the Offering has been approved by the Company’s stockholders, the Warrants prohibit holders, including the Reporting Persons, from exercising such Warrant for any number of shares which would cause that holder to hold more than 19.9% of the Company’s common stock following the exercise. The Company expects to seek approval of the offering at its next annual meeting of stockholders.

CUSIP No. 42326R 10 9

Registration Rights Agreement

In connection with the Offering, each of the purchasers, including the Purchasing Funds, entered into a registration rights agreement (the “Registration Rights Agreement”) with the Company.  The Registration Rights Agreement provides that the Company will file a “resale” registration statement (the “Initial Registration Statement”) covering all of the Shares and the shares issuable upon exercise of the Warrants (the “Warrant Shares”), up to the maximum number of shares able to be registered pursuant to applicable Securities and Exchange Commission (“SEC”) regulations, within 30 days of the closing of the Offering.  If any Shares or Warrant Shares are unable to be included on the Initial Registration Statement, the Company has agreed to file subsequent registration statements until all the Shares and Warrant Shares have been registered.  Under the terms of the Registration Rights Agreement, the Company is obligated to maintain the effectiveness of the “resale” registration statement until all securities therein are sold or are otherwise can be sold pursuant to Rule 144, without any restrictions.  A cash penalty at the rate of 2% per month will be triggered for any filing or effectiveness failures or if, at any time after six months following the closing of the Offering, the Company ceases to be current in its periodic reports with the SEC. The aggregate penalty accrued with respect to each investor may not exceed 12% of the original purchase price paid by that investor.

Investor Rights Agreement

The Reporting Persons also have certain registration rights under the Amended and Restated Investors’ Investor Rights Agreement (the “Investor Rights Agreement”) dated as of March 1, 2006, by and among the Company and each of the Investors identified therein, including the Purchasing Funds, which was entered into by the Purchasing Funds in connection with private placements of the Company’s preferred stock, prior to the Company’s initial public offering.   The Investor Rights Agreement provides that, at any time, subject to certain exceptions, the holders of 13,273,416 of the then outstanding registrable shares of common stock, have the right to demand that the Company file a registration statement covering the offering and sale of their shares of its common stock that are subject to the Investor Rights Agreement. The Company is not obligated to file a registration statement on more than three occasions upon the request of the holders of two-thirds of registrable securities; however, this offering will not count toward that limitation.

If the Company is eligible to file a registration statement on Form S-3, parties to the Investor Rights Agreement holding registrable securities anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $1,000,000 shall have the right, on one or more occasions, to request registration of such securities on Form S-3.

The Company may delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, if its board of directors deems it advisable to delay such filing or if the Company is in possession of material nonpublic information that would be in the Company’s best interests not to disclose. Such postponements cannot exceed 90 days during any twelve month period.

All parties to the Investor Rights Agreement have piggyback registration rights. Under these provisions, if the Company registers any securities for public sale, including pursuant to any stockholder-initiated demand registration, the holders of up to 13,478,325  shares of registrable common stock will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of such shares that may be registered, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

The Company will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Company is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

The registration rights granted under the Investor Rights Agreement have no expiration date.

CUSIP No. 42326R 10 9

Except as described in this Item 6, none of the Reporting Persons have any other existing agreement with respect to the Common Stock or other securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Securities Purchase Agreement, between Helicos and each of the Purchasers identified therein, dated December 19, 2008

Exhibit 3:	Form of Warrant

Exhibit 4:	Registration Rights Agreement, between Helicos and each of the Holders identified there, dated December 19, 2008

Exhibit 5:	Amended and Restated Investors’ Investor Rights Agreement dated as of March 1, 2006, by and among the Company and each of the Investors identified therein

CUSIP No. 42326R 10 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2009

Versant Ventures II, LLC

By:	/s/ Brian G. Atwood

Name:	Brian G. Atwood
Managing Director

Versant Venture Capital II, L.P.
By its General Partner, Versant Ventures II, LLC

By:	/s/ Brian G. Atwood

Name:	Brian G. Atwood
Managing Director

Versant Side Fund II, L.P.
By its General Partner, Versant Ventures II, LLC

By:	/s/ Brian G. Atwood

Name:	Brian G. Atwood
Managing Director

Versant Affiliates Fund II-A, L.P
By its General Partner, Versant Ventures II, LLC

By:	/s/ Brian G. Atwood

Name:	Brian G. Atwood
Managing Director

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Helicos Biosciences Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date:  January 2, 2009

Versant Ventures II, LLC

/s/ *
By:	/s/ Brian G. Atwood		Brian G. Atwood

Name:	Brian G. Atwood		/s/ *
	Managing Director		Bradley J. Bolzon

Versant Venture Capital II, L.P.			/s/ *
By its General Partner, Versant Ventures II, LLC			Samuel D. Colella

By:	/s/ Brian G. Atwood		/s/ *
Ross A. Jaffe
Name:	Brian G. Atwood
	Managing Director		/s/ *
William J. Link
Versant Side Fund II, L.P.
By its General Partner, Versant Ventures II, LLC			/s/ *
Barbara N. Lubash
By:	/s/ Brian G. Atwood
/s/ *
Name:	Brian G. Atwood		Donald B. Milder
Managing Director
/s/ *
Versant Affiliates Fund II-A, L.P			Rebecca B. Robertson
By its General Partner, Versant Ventures II, LLC
/s/ *
By:	/s/ Brian G. Atwood		Camille D. Samuels

Name:	Brian G. Atwood		/s/ *
	Managing Director		Charles M. Warden

		*By:	/s/ Robin L. Praeger

Robin L. Praeger, Attorney-in-Fact